Issuer Name:                 The Ziegler Companies, Inc.


Reporting Person:            Vredenbregt, Jeffrey C.
                             2826 West Grace Avenue
                             Mequon, Wisconsin 53092

Social Security Number:      ###-##-####


Statement for:               November 1996

Relationship of
Reporting Person
to Issuer:                   Officer - Vice President, Treasurer and Controller



Title of Security:           Common Stock

Transaction Date:            November 12, 1996

Transaction Code:            S

Amount of
Securities Acquired:         400

Price:                       $15.51

Amount of Securities
Beneficially Owned
at End of Month:             890

Ownership Form:              Direct